FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1– Press Release	4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: November 19, 2007

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Exhibit 99.1

China Medical Technologies Announces Changes in Board of Directors and Appointment of Chief Technology Officer

Beijing, China, November 19, 2007 - China Medical Technologies Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic (IVD) products and high intensity focused ultrasound tumor therapy systems, today announces the appointment of Dr. Guoming Qi as independent director and Dr. Yuedong Li as member for both audit committee and nomination committee, the resignation of Mr. Cole Capener from the board as well as the appointment of Dr. Zhong Chen as Chief Technology Officer (CTO), all effective November 16, 2007.

Dr. Qi is currently the Vice President of the Chinese Medical Association, the largest and long established medical association with over 400,000 members in China and holds a number of senior positions in various healthcare organizations in China. Prior to that, he served as the Director of the Department of Medical Science, Technology and Education of the Ministry of Health in China from 1997 to 2006. He also served as the Deputy Director of the Chinese Center for Disease Control and Prevention from 1992 to 1997. Dr. Qi graduated from Beijing Medical University and obtained his master degree from Chinese Academy of Medical Sciences.

“We are delighted to welcome Dr. Qi to our board,” said Mr. Xiaodong Wu, Chairman and CEO of the Company. “Dr. Qi is a leader in Chinese medical community and we are confident that his experience and expertise will be of great benefits to the Company as we continue to expand in the Chinese healthcare market.”

Dr. Li is appointed by the board to be a member of the Company’s audit committee and nomination committee.

Mr. Capener resigned from the board to devote more of his time to charitable activities in other countries. “We are very thankful for Mr. Capener’s service on our board. We appreciate his valuable contributions since his appointment and wish him all the best for his devotion to charities.” Mr. Wu continued.

Dr. Chen is the Medical Director of cytogenetics program at the Associated Regional and University Pathologists (ARUP) Laboratories in Utah and a professor of Pediatrics and Pathology at the University of Utah. Before that, he served as the Director of cytogenetics laboratories at two leading biotechnology companies in the United States, namely Genetrix Inc. and Genzyme Genetics.

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He currently serves as the Associate Editor of the medical journal, Cancer Genetics and Cytogenetics. Dr. Chen received his M.D. in Hematology and Genetics from Tongji Medical University in China and completed his postdoctoral research work at the Southwest Biomedical Research Institute in conjunction with the University of Arizona and became a certified clinical cytogeneticist of the American Board of Medical Genetics (ABMG).

Commenting on Dr. Chen’s appointment as the Company’s CTO, Mr. Wu said, “Dr. Chen’s expertise in advanced IVD technologies will strengthen our leadership in advanced IVD businesses in China and lead the Company’s expansion of advanced IVD product portfolio for both China and overseas markets.”

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostics products using Enhanced Chemiluminescence (ECLIA) technology and Fluorescent in situ Hybridization (FISH) technology, to detect and monitor various diseases and disorders, and products using High Intensity Focused Ultrasound (HIFU) for the treatment of solid cancers and benign tumors. For other information, please visit http://www.chinameditech.com.

For more information, please contact:

China Medical Technologies, Inc.

Winnie Fan

Tel: +86-10-6530-8833

Email: IR@chinameditech.com

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